Exhibit 99.2

Press Release

Descartes Announces Fiscal 2024 Fourth Quarter and Annual Financial Results

Record Revenues and Income from Operations

WATERLOO, Ontario and ATLANTA, Georgia, March 6, 2024 (GLOBE NEWSWIRE) – The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2024 fourth quarter (Q4FY24) and year (FY24) ended January 31, 2024. All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Global trade continues to be impacted by military conflicts, disruptions to major shipping routes and a growing list of sanctions from various governments around the world,” said Edward J. Ryan, Descartes’ CEO. “Our Global Logistics Network is designed to help shippers, carriers and logistics services providers adapt their supply chains to efficiently manage the lifecycle of shipments in this increasingly dynamic landscape. As a result, our customers are trusting us with more of their business which puts us in a strong financial position to continue to invest in our business.”

FY24 Financial Results

As described in more detail below, key financial highlights for Descartes’ FY24 included:

●	Revenues of $572.9 million, up 18% from $486.0 million in the same period a year ago (FY23);
●	Revenues were comprised of services revenues of $520.9 million (91% of total revenues), professional services and other revenues of $46.7 million (8% of total revenues) and license revenues of $5.3 million (1% of total revenues). Services revenues were up 20% from $435.7 million in FY23;
●	Cash provided by operating activities of $207.7 million, up 8% from $192.4 million in FY23. Cash provided by operating activities was negatively impacted by $12.6 million in FY24 and $5.6 million FY23 related to contingent consideration payments due to better-than-expected performance from recent acquisitions;
●	Income from operations of $142.8 million, up 10% from $130.4 million in FY23;
●	Net income of $115.9 million, up 13% from $102.2 million in FY23. Net income as a percentage of revenues was 20%, compared to 21% in FY23;
●	Earnings per share on a diluted basis of $1.34, up 14% from $1.18 in FY23; and
●	Adjusted EBITDA of $247.5 million, up 15% from $215.2 million in FY23. Adjusted EBITDA as a percentage of revenues was 43%, compared to 44% in FY23.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes’ results in the categories specified below over FY24 and FY23 (dollar amounts in millions):

	FY24	FY23
Revenues	572.9	486.0
Services revenues	520.9	435.7
Gross margin	76%	77%
Cash provided by operating activities	207.7	192.4
Income from operations	142.8	130.4
Net income	115.9	102.2
Net income as a % of revenues	20%	21%
Earnings per diluted share	1.34	1.18
Adjusted EBITDA	247.5	215.2
Adjusted EBITDA as a % of revenues	43%	44%

Q4FY24 Financial Results

As described in more detail below, key financial highlights for Q4FY24 included:

●	Revenues of $148.2 million, up 18% from $125.1 million in the fourth quarter of fiscal 2023 (Q4FY23) and up 2% from $144.7 million in the previous quarter (Q3FY24);
●	Revenues were comprised of services revenues of $135.7 million (92% of total revenues), professional services and other revenues of $11.1 million (7% of total revenues) and license revenues of $1.4 million (1% of total revenues). Services revenues were up 20% from $113.4 million in Q4FY23 and up 4% from $130.4 million in Q3FY24;
●	Cash provided by operating activities of $50.8 million, consistent with $50.6 million in Q4FY23 and down from $56.1 million in Q3FY24. Cash provided by operating activities was negatively impacted by $12.6 million in Q4FY24 related to contingent consideration payments due to better-than-expected performance from recent acquisitions;
●	Income from operations of $37.0 million, up 10% from $33.6 million in Q4FY23 and up 14% from $32.4 million in Q3FY24;

●	Net income of $31.8 million, up 7% from $29.8 million in Q4FY23 and up 20% from $26.6 million in Q3FY24. Net income as a percentage of revenues was 21%, compared to 24% in Q4FY23 and 18% in Q3FY24;
●	Earnings per share on a diluted basis of $0.37, up 9% from $0.34 in Q4FY24 and up 19% from $0.31 in Q3FY24; and
●	Adjusted EBITDA of $65.7 million, up 19% from $55.4 million in Q4FY23 and up 3% from $63.5 million in Q3FY24. Adjusted EBITDA as a percentage of revenues was 44%, consistent with Q4FY23 and Q3FY24.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q4 FY24	Q3 FY24	Q2 FY24	Q1 FY24	Q4 FY23
Revenues	148.2	144.7	143.4	136.6	125.1
Services revenues	135.7	130.4	130.7	124.1	113.4
Gross margin	76%	76%	76%	76%	77%
Cash provided by operating activities	50.8	56.1	52.0	48.9	50.6
Income from operations	37.0	32.4	36.8	36.5	33.6
Net income	31.8	26.6	28.1	29.4	29.8
Net income as a % of revenues	21%	18%	20%	22%	24%
Earnings per diluted share	0.37	0.31	0.32	0.34	0.34
Adjusted EBITDA	65.7	63.5	60.6	57.7	55.4
Adjusted EBITDA as a % of revenues	44%	44%	42%	42%	44%

Cash Position

At January 31, 2024, Descartes had $321.0 million in cash. Cash increased by $41.4 million in Q4FY24 and $44.6 million in FY24. The table set forth below provides a summary of cash flows for Q4FY24 and FY24 in millions of dollars:

	Q4FY24	FY24
Cash provided by operating activities	50.8	207.7
Additions to property and equipment	(0.7)	(5.6)
Acquisitions of subsidiaries, net of cash acquired	—	(142.7)
Issuances of common shares, net of issuance costs	2.8	9.3
Payment of withholding taxes on net share settlements	—	(4.9)
Payment of contingent consideration	(12.8)	(19.1)
Effect of foreign exchange rate on cash	1.3	(0.1)
Net change in cash	41.4	44.6
Cash, beginning of period	279.6	276.4
Cash, end of period	321.0	321.0

Conference Call

Descartes' executive management team will hold a conference call to discuss the company's financial results at 5:30 p.m. ET on Wednesday, March 6. Designated numbers are +1 416 764 8658 or +1 888 886 7786 for North America Toll-Free, using Passcode 26517286#.

The company will simultaneously conduct an audio webcast on the Descartes website at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast login is required approximately 10 minutes beforehand.

Replays of the conference call will be available until March 13, 2024, by dialling +1 416 764 8692 or Toll-Free for North America using +1 877 674 7070 with Playback Passcode: 517286#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes

Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, security and sustainability of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, track and help improve the safety, performance and compliance of delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world’s largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and X (Twitter).

Descartes Investor Contact

Laurie McCauley

(519) 746-2969

investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements

This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the potential impact of geopolitical events, such as the ongoing conflict between Russia and Ukraine (the “Russia-Ukraine Conflict”), and between Israel and Hamas (“Israel-Hamas Conflict”), or other potentially catastrophic events, such as the COVID-19 virus (the "Pandemic") on our business, results of operations and financial condition; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth and Adjusted EBITDA margin operating range; demand for Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the Russia-Ukraine Conflict, Israel-Hamas Conflict and the Pandemic not having a material negative impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed six acquisitions since the beginning of fiscal 2023 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our audited Consolidated Statements of Operations for FY24 and FY23, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	FY24	FY23
Net income, as reported on Consolidated Statements of Operations	115.9	102.2
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	1.4	1.2
Investment income	(9.7)	(4.5)
Income tax expense	35.2	31.5
Depreciation expense	5.5	5.2
Amortization of intangible assets	60.5	60.2
Stock-based compensation and related taxes	17.1	13.9
Other charges	21.6	5.5
Adjusted EBITDA	247.5	215.2

Revenues	572.9	486.0
Net income as % of revenues	20%	21%
Adjusted EBITDA as % of revenues	43%	44%

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q4FY24, Q3FY24, Q2FY24, Q1FY24, and Q4FY23, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q4FY24	Q3FY24	Q2FY24	Q1FY24	Q4FY23
Net income, as reported on Consolidated Statements of Operations	31.8	26.6	28.1	29.4	29.8
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.3	0.3	0.3	0.3	0.3
Investment income	(3.4)	(2.7)	(2.0)	(1.6)	(2.8)
Income tax expense	8.3	8.2	10.4	8.4	6.3
Depreciation expense	1.4	1.5	1.4	1.3	1.4
Amortization of intangible assets	15.1	15.3	15.5	14.7	14.3
Stock-based compensation and related taxes	4.7	4.6	4.4	3.3	3.6
Other charges	7.5	9.7	2.5	1.9	2.5
Adjusted EBITDA	65.7	63.5	60.6	57.7	55.4

Revenues	148.2	144.7	143.4	136.6	125.1
Net income as % of revenues	21%	18%	20%	22%	24%
Adjusted EBITDA as % of revenues	44%	44%	42%	42%	44%

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP)

	January 31,	January 31,
	2024	2023
ASSETS
CURRENT ASSETS
Cash	320,952	276,385
Accounts receivable (net)
Trade	51,569	45,173
Other	12,193	11,658
Prepaid expenses and other	33,468	25,435
	418,182	358,651
OTHER LONG-TERM ASSETS	24,737	22,247
PROPERTY AND EQUIPMENT, NET	11,552	11,434
RIGHT-OF-USE ASSETS	6,257	6,774
DEFERRED INCOME TAXES	2,097	11,483
INTANGIBLE ASSETS, NET	251,047	229,808
GOODWILL	760,413	675,647
	1,474,285	1,316,044
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	17,484	10,569
Accrued liabilities	91,824	80,309
Lease obligations	3,075	3,397
Income taxes payable	6,734	7,536
Deferred revenue	84,513	67,784
	203,630	169,595
LONG-TERM DEBT	—	—
LEASE OBLIGATIONS	3,903	3,923
DEFERRED REVENUE	1,464	1,615
INCOME TAXES PAYABLE	6,153	6,120
DEFERRED INCOME TAXES	21,101	35,400
	236,251	216,653

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 85,183,455 at January 31, 2024 (January 31, 2023 – 84,820,100)	551,164	538,448
Additional paid-in capital	494,701	486,551
Accumulated other comprehensive income (loss)	(28,586)	(30,456)
Retained earnings	220,755	104,848
	1,238,034	1,099,391
	1,474,285	1,316,044

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND WEIGHTED AVERAGE SHARE AMOUNTS; US GAAP)

	January 31,	January 31,	January 31,
Year Ended	2024	2023	2022

REVENUES	572,931	486,014	424,690
COST OF REVENUES	138,295	113,326	101,810
GROSS MARGIN	434,636	372,688	322,880
EXPENSES
Sales and marketing	68,161	56,573	46,895
Research and development	84,103	70,353	62,570
General and administrative	57,373	49,710	44,454
Other charges	21,649	5,441	6,428
Amortization of intangible assets	60,501	60,177	59,099
	291,787	242,254	219,446
INCOME FROM OPERATIONS	142,849	130,434	103,434
INTEREST EXPENSE	(1,363)	(1,167)	(1,123)
INVESTMENT INCOME	9,666	4,461	299
INCOME BEFORE INCOME TAXES	151,152	133,728	102,610
INCOME TAX EXPENSE (RECOVERY)
Current	41,223	28,248	14,814
Deferred	(5,978)	3,244	1,514
	35,245	31,492	16,328
NET INCOME	115,907	102,236	86,282
EARNINGS PER SHARE
Basic	1.36	1.21	1.02
Diluted	1.34	1.18	1.00
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	85,068	84,791	84,591
Diluted	86,818	86,451	86,200

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP)

Year Ended	January 31,	January 31,	January 31,
	2024	2023	2022
OPERATING ACTIVITIES
Net income	115,907	102,236	86,282
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	5,474	5,225	5,129
Amortization of intangible assets	60,501	60,177	59,099
Stock-based compensation expense	16,480	13,667	11,017
Other non-cash operating activities	114	53	308
Deferred tax expense	(5,978)	3,244	1,514
Changes in operating assets and liabilities	15,182	7,793	12,789
Cash provided by operating activities	207,680	192,395	176,138
INVESTING ACTIVITIES
Additions to property and equipment	(5,563)	(6,071)	(4,829)
Acquisition of subsidiaries, net of cash acquired	(142,700)	(115,561)	(90,278)
Cash used in investing activities	(148,263)	(121,632)	(95,107)
FINANCING ACTIVITIES
Credit facility and other debt repayments	—	—	(1,068)
Payment of debt issuance costs	(43)	(1,118)	(72)
Issuance of common shares for cash, net of issuance costs	9,272	1,730	2,656
Payment of withholding taxes on net share settlements	(4,886)	—	—
Payment of contingent consideration	(19,084)	(5,215)	—
Cash (used in) provided by financing activities	(14,741)	(4,603)	1,516
Effect of foreign exchange rate changes on cash	(109)	(3,212)	(2,771)
Increase in cash	44,567	62,948	79,776
Cash, beginning of year	276,385	213,437	133,661
Cash, end of year	320,952	276,385	213,437